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07004442

SEC ⬛⬛⬛⬛ MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43895

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH. D.C. 152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2006___ AND ENDING___12/31/2006___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue; Suite 200; (P.O. Box 88)

                                       (No. and Street)

Bridgeville   PA   15017-0088

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Kevin P. Biber   (412) 221-9250
                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola Neighbors, LLP

                             (Name – *if individual, state last, first, middle name*)

Abele Business Park; 60 Abele Road; Suite 1103; Bridgeville, PA 15017

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
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OATH OR AFFIRMATION

I, __Kevin P. Biber__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Greentree Investment Services, Inc.__ , as of __December 31__ , 20 __06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
_____
Title

_____
(Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREENTREE INVESTMENT SERVICES, INC.

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

FINANCIAL STATEMENTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 20, 2007

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the accompanying balance sheets of Greentree Investment Services, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Labriola Neighbors LLP

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GREENTREE INVESTMENT SERVICES, INC.

BALANCE SHEET

DECEMBER 31

ASSETS

	2006	2005
Cash and cash equivalents	$ 1,595	$ 3,016
Short-term investments	68,921	35,097
Receivables	137	519
Total current assets	70,653	38,632
Computer equipment	1,276	1,276
Less: Accumulated depreciation	(1,276)	(1,276)
Total assets	$ 70,653	$ 38,632

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2006	2005
Accounts payable	$ 5,547	$ 3,588
Total current liabilities	5,547	3,588

STOCKHOLDER'S EQUITY

	2006	2005
Common stock - no par value - $1 stated value (1,000 shares authorized, 978 shares and 738 shares issued and outstanding)	978	738
Paid in capital	96,822	73,062
Retained earnings (loss)	(32,694)	(38,756)
Total stockholder's equity	65,106	35,044
Total liabilities and stockholder's equity	$ 70,653	$ 38,632

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31

REVENUE

	2006	2005
Commission income	$ 49,792	$ 32,379
Interest and investment income net (Note 2)	9,884	518
Total revenues	59,676	32,897

EXPENSES

	2006	2005
Salaries and benefits	4,384	2,717
Communication	4,132	3,523
Commission	4,649	4,995
Registration	2,698	5,690
Office expense	12,986	9,157
Insurance	1,422	1,337
Automobile expense	8,418	5,386
Advertising	150	150
Dues	3,205	2,549
Travel & entertainment	6,176	699
Professional services	2,070	2,000
Other	3,324	729
Total expenses	53,614	38,932
Income (loss) before income taxes	6,062	(6,035)
Income taxes (Note 3)		
Net income (loss)	6,062	(6,035)
Retained earnings – beginning of year	(38,756)	(32,721)
Retained earnings – end of year	$ (32,694)	$ (38,756)

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$738	$ 73,062	$(38,756)	$35,044
Capital contributed	240	23,760		24,000
Net income			(6,062)	(6,062)
Balance at end of period	$978	$ 96,822	$(32,694)	$65,106

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$688	$ 68,112	$(32,721)	$36,079
Capital contributed	50	4,950		5,000
Net (loss)			(6,035)	(6,036)
Balance at end of period	$738	$ 73,062	$(38,756)	$35,044

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GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 6,062	$ (6,035)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in investments	(33,824)	(483)
(Increase) decrease in receivables	382	3,161
Increase (decrease) in accounts payable	1,959	(1,508)
Funds used by operating activities	(25,421)	(4,865)
Cash flows from financing activities:		
Capital contribution	24,000	5,000
Net cash provided by financing activities	24,000	5,000
Net (decrease) increase in cash	(1,421)	135
Cash and cash equivalents - beginning of year	3,016	2,881
Cash and cash equivalents - end of year	$ 1,595	$ 3,016

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Greentree Investment Services, Inc. (the company) is a corporation that operates to provide securities broker-dealer services under the regulation of National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC) and various states securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

RECOGNITION OF REVENUE AND EXPENSES

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - INVESTMENTS

2006	Cost	Market
NASD Stock	$ 49,300	$58,501
Fidelity ADV Equity Growth Class T	10,959	10,420
	$ 60,259	$68,921

Unrealized gain of $9,822 was recognized in the year ended December 31, 2006.

2005	Cost	Market
NASD Stock	$ 5,200	$ 5,200
NASD Warrants	20,100	20,100
Fidelity ADV Equity Growth Class T	10,959	9,797
	$ 36,259	$35,097

Unrealized gain of $483 was recognized in the year ended December 31, 2005.

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 3 - INCOME TAXES

At December 31, 2006, no federal or state income taxes were payable since the Company had available net operating loss carryforwards available to offset taxes that would have been payable in 2006.

At December 31, 2005, a net operating loss was experienced. Therefore, no federal or state income taxes are currently payable. At December 31, 2006, net operating loss carryforwards of $19,378 for federal income taxes and $13,249 for state income taxes are available to offset future years taxable income.

Federal carryforwards can be utilized through 2016. The state carryforwards can be utilized through 2011.

NOTE 4 - RELATED PARTY TRANSACTIONS

Greentree Investment Services, Inc. rents office space from its stockholder. Rental payments of $8,460 and $7,824 were made in 2006 and 2005, respectively.

Greentree Investment Services, Inc. leases an automobile from its stockholder. The lease payments amounted to $4,900 and $4,800 in the years ended December 31, 2006 and 2005, respectively.

<u>GREENTREE INVESTMENT SERVICES, INC.</u>

<u>COMPUTATION OF NET CAPITAL</u>

<u>DECEMBER 31, 2006</u>

	Focus <u>Report</u>	Audit <u>Adjustments*</u>	Audited Financial <u>Statements</u>
Total Ownership Equity	$ 65,106	$	$ 65,106
Total Non-Allowable Assets	0		0
Net Capital before Haircuts	65,106		65,106
Haircuts on Trading & Investment Securities	(18,164)		(18,164)
Net capital	46,942		46,942
Minimum Dollar Requirement	(5,000)		(5,000)
Excess Net Capital	$ 41,942		$ 41,942
Total Aggregate Indebtedness	$ 5,547		$ 5,547
Percentage of Aggregate Indebtedness to Net Capital	11.82%		11.82%

* No audit adjustments were required at December 31, 2006.

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LABRIOLA NEIGHBORS LLP

CERTIFIED PUBLIC ACCOUNTANTS

ABELE BUSINESS PARK

JOSEPH P. LABRIOLA, CPA, CFE   60 ABELE ROAD, SUITE 1103   TELEPHONE (412) 257-9920

L. THEODORE NEIGHBORS, CPA, ABV   BRIDGEVILLE, PENNSYLVANIA 15017   FACSIMILE (412) 257-9923

February 20, 2007

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the financial statements of Greentree Investment Services, Inc. as of December 31, 2006 and for the year ended December 31, 2005 and have issued our report thereon dated February 20, 2007. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of Greentree Investment Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit, we considered Greentree Investment Services, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Greentree Investment Services, Inc.'s internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the entity's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

Labovka Neighbor LLP

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END